SMC GLOBAL SECURITIES LIMITED
Consolidated Statement of Financial Position

Particulars	As at December 31, 2019	
	₹ in thosands	$ in thousands (Convenience translation @ ₹ 71.45/ $)
Assets		
Financial assets		
Cash and cash equivalents	1,228,822	17,198.35
Other bank balances	4,810,099	67,321.19
Receivables		
Trade receivables	2,408,019	33,702.16
Other receivables	546,163	7,643.99
Loans	5,215,711	72,998.05
Investments	1,774,259	24,832.18
Other financial assets	665,550	9,314.91
Non-financial assets		
Inventories	2,466	34.51
Current tax assets (net)	300,190	4,201.40
Deferred tax assets (net)	373,172	5,222.84
Assets held for sale	24,076	336.96
Property, plant and equipment	661,267	9,254.96
Capital work in progress	158	2.21
Other intangible assets	18,261	255.58
Intangible work-in-progress	4,072	56.99
Other non-financial assets	477,364	6,681.09
Total assets	**18,509,649**	**259,057.37**
Liabilities and equity		
Liabilities		
Financial liabilities		
Payables		
Trade payables	2,264,967	31,700.02
Other payables	27,786	388.89
Debt securities	47,453	664.14
Borrowings	3,144,807	44,014.09
Deposits	87,405	1,223.30
Other financial liabilities	5,672,912	79,396.95
Non-financial liabilities		
Current tax liabilities (net)	3,025	42.34
Provisions	230,904	3,231.69
Other non-financial liabilities	107,349	1,502.44
Equity		
Equity share capital	226,269	3,166.82
Other equity	6,679,841	93,489.73
Non-controlling interest	16,931	236.96
Total liabilities and equity	**18,509,649**	**259,057.37**

SMC GLOBAL SECURITIES LIMITED
Consolidated Statement of Comprehensive Income

Particulars	For the period ended December 31, 2019	
	₹ in thosands	$ in thousands (Convenience translation @ ₹ 71.45 / $)
Revenue from operations		
Fees and commission income	3,451,559	48,307.33
Interest income	1,185,927	16,598.00
Dividend income	5,911	82.73
Net gain on proprietory trading	1,156,389	16,184.59
Total revenue from operations	**5,799,786**	**81,172.65**
Other income	36,652	512.97
Total income	**5,836,438**	**81,685.62**
Expenses		
Fees and commission expenses	2,814,157	39,386.38
Employee benefits expenses	1,331,510	18,635.55
Finance costs	484,069	6,774.93
Depreciation and amortisation	137,919	1,930.29
Impairment on financial instruments	54,651	764.88
Other expenses	667,425	9,341.15
Total expenses	**5,489,731**	**76,833.18**
		-
Profit before share of profit/(loss) of joint venture, exceptional item and tax	**346,707**	**4,852.44**
Share in profit/(loss) in joint venture	(1)	(0.01)
Profit before tax	**346,706**	**4,852.43**
Tax expense:		
Current tax	101,066	1,414.50
Deferred tax	61,495	860.67
Total tax expense	**162,561**	**2,275.17**
Profit after tax	**184,145**	**2,577.26**
Other comprehensive income		
Items that will not be reclassified subsequently to profit or loss		
Remeasurement of the net defined benefit liability / asset	(573)	(8.02)
Tax effect of Items that will not be reclassified subsequently to profit and loss	840	11.76
Items that will be reclassified subsequently to profit or loss		
Exchange difference on translation of foreign operation	8,703	121.81
Fair value changes on investments	(17,695)	(247.66)
Tax effect of Items that will be reclassified subsequently to profit and loss	2,632	36.84
Total other comprehensive income (net of tax)	**(6,093)**	**(85.27)**
Total comprehensive income for the period	**178,052**	**2,491.99**
Profit attributable to:		
Owners of the equity	181,946	2,546.48
Non controlling interest	2,199	30.78
Total comprehensive income attributable to:		
Owners of the equity	176,010	2,463.41
Non controlling interest	2,042	28.58
Earnings per equity share (Face value ₹ 2)		
Basic & Diluted (in ₹)	1.63	0.02

SMC GLOBAL SECURITIES LIMITED

Consolidated Statement of Changes in Equity

₹ in thosands

Particulars	Equity share capital	Other equity										Total	Non controlling interest
		Reserves & surplus					Other comprehensive income				Total attributable to equity holders		
		Securities premium reserve	Retained earnings	General reserve	Capital reserve	Reserve fund u/s 45 IC of RBI act 1934	Remeasurement of the net defined benefit liability / asset	Exchange differences on translating foreign operations	Fair value changes in investments	Tax effect of other component of equity			
Balance as at April 1, 2019	226,269	3,444,891	2,032,755	791,409	103,571	191,121	19,912	(11,397)	18,449	(7,454)	6,583,257	6,809,526	14,888
Changes in equity for the period ended December 31, 2019											-		
Profit for the period	-	-	181,945	-	-	-	-	-	-	-	181,945	181,945	2,199
Addition during the period	-	-	(36,047)	-	-	36,047	(580)	8,703	(17,512)	3,453	(5,936)	(5,936)	(157)
Addition/(deduction) on capital reserve	-	-	-	-	-	-	-	-	-	-	-	-	-
Payment of dividends	-	-	(56,905)	-	-	-	-	-	-	-	(56,905)	(56,905)	-
Tax on dividends	-	-	(22,522)	-	-	-	-	-	-	-	(22,522)	(22,522)	-
Balance as at December 31, 2019	226,269	3,444,891	2,099,226	791,409	103,571	227,168	19,332	(2,694)	937	(4,001)	6,679,839	6,906,108	16,930
$ in thousands (Convenience translation @ ₹ 71.45 / $)	3,166.82	48,214.01	29,380.35	11,076.40	1,449.56	3,179.40	270.57	(37.70)	13.12	(55.99)	93,489.72	96,656.54	236.96

SMC GLOBAL SECURITIES LIMITED

Consolidated Statement of Cash Flows

Particulars	For the period ended December 31, 2019	
	₹ in thosands	$ in thousands (Convenience translation @ ₹ 71.45 / $)
Cash flows from operating activities:		
Profit after tax	184,145	2,577.26
Adjustments to reconcile net profit to net cash provided by operating activities:		
Tax expense	162,561	2,275.18
Depreciation, amortization and impairment	137,919	1,930.29
Interest expense	484,069	6,774.93
Dividend income	(1,091)	(15.27)
Interest income other than from financing business	(4,068)	(56.93)
Allowance for impairment of trade receivables	(5,597)	(78.34)
Allowance for impairment of loans	60,272	843.56
Allowance for impairment of deposits	(24)	(0.33)
Net loss/profit on derecognition of property, plant and equipment	(229)	(3.21)
Net gain on the investments	(7,160)	(100.21)
Exchange difference on conversion of foreign currency monetary items	(444)	(6.21)
Operating profit before working capital changes	**1,010,353**	**14,140.72**
Changes in assets and liabilities		
Other bank balances	(319,720)	(4,474.74)
Trade receivables	5,460,765	76,427.79
Other receivables	(139,383)	(1,950.78)
Loans	429,282	6,008.14
Investment carried at fair value through profit and loss	313,933	4,393.74
Inventories	56,793	794.86
Other financial assets	277,475	3,883.48
Other non-financial assets	(196,009)	(2,743.30)
Trade payables	(197,981)	(2,770.90)
Other payables	(7,069)	(98.94)
Deposits	(49,892)	(698.28)
Other financial liabilities	(642,588)	(8,993.53)
Other non-financial liabilities	(17,011)	(238.08)
Provisions	40,990	573.69
Cash (used in)/generated from operations	**6,019,938**	**84,253.87**
Income taxes paid (net of refund)	(183,689)	(2,570.87)
Net cash (used in)/generated from operating activities	**5,836,249**	**81,683.00**
Cash flows from investing activities:		
Expenditure on property, plant and equipment including intangible assets, net of sale proceeds	(420,789)	(5,889.27)
Interest received	4,068	56.93
Dividend received	1,203	16.83
Change in share in Joint Venture	(444)	(6.21)
Net (Payments)/Proceeds to acquire financial assets		
Equity instruments	3,820	53.47
Security receipts of trust held under securitisation business	(158,107)	(2,212.83)
Debt instruments	(1,547)	(21.65)
Mutual funds	9,746	136.40
Net cash (used in)/generated from investing activities	**(562,050)**	**(7,866.33)**
Cash flow from financing activities:		
Payment of dividends (including corporate dividend tax)	(79,427)	(1,111.64)
Payment of interest	(483,848)	(6,771.84)
(Repayment)/Proceeds from borrowings (net)	(4,239,513)	(59,335.38)
(Repayment)/Proceeds from debt securities	34,144	477.87
Net cash (used in)/generated from financing activities	**(4,768,644)**	**(66,740.99)**
Net increase/(decrease) in cash and cash equivalents	**505,555**	**7,075.68**
Effect of change in exchange rate on foreign operations and foreign currency monetary items	9,147	127.99
Adjustment on account of change in minority interest	(157)	(2.20)
Cash and cash equivalents at the beginning of the period	714,277	9,996.88
Cash and cash equivalents at the end of the period	**1,228,822**	**17,198.35**